UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 1.01 Entry into a Material Definitive Agreement

On June 10, 2020, we entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Roth Capital Partners, LLP (the “Placement Agent”) pursuant to which the Placement Agent is serving as the placement agent for the Company, on a commercially reasonable “best efforts” basis, in connection with the proposed placement (the “Placement”) of 10,000,000 of our common shares (the “Shares”) pursuant to a registered direct offering (the “Offering”). Under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to 6.5% of the gross proceeds of the Offering. The Placement Agency Agreement contains customary representations, warranties and indemnification by the Company and provides for the reimbursement of up to US$60,000 in expenses incurred by the Placement Agent in connection with the Offering.

On June 10, 2020, we entered into securities purchase agreements with accredited investors (the “Securities Purchase Agreements”) for the sale of the Shares at a price per share of US$2.00 for aggregate gross proceeds of US$20.0 million. The Securities Purchase Agreements contain customary representations, warranties and agreements by us, customary conditions to closing, indemnification and other obligations of the parties and termination provisions. The Offering is scheduled to close on or about June 12, 2020, subject to the satisfaction of customary closing conditions.

We expect to receive approximately US$18.64 million in net proceeds, after the Placement Agent’s fees and reimbursements but before other expenses. We expect to use the net proceeds of the Offering for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes. The Offering is being made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-227883), which was filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2018 and declared effective by the SEC on October 31, 2018.

Each of the Placement Agency Agreement and the form of the Securities Purchase Agreement is included as an exhibit to this Report of Foreign Private Issuer on Form 6-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Placement Agency Agreement and the Securities Purchase Agreements were made only for purposes of such respective agreements and as of a specific date, were solely for the benefit of the parties to such respective agreements and may be subject to limitations agreed upon by the contracting parties.

On June 10, 2020, our directors and executive officers entered into lock up agreements with Roth Capital Partners restricting the ability of such directors and executive officers to sell or otherwise transfer their equity securities in our company.

The foregoing description of the Placement Agency Agreement, the Securities Purchase Agreements and the lock up agreements does not purport to be complete and are qualified in their entirety by reference to the full text of the Placement Agency Agreement, form of Securities Purchase Agreement and the form of the lock up agreement, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 hereto, respectively, and are incorporated herein by reference.

Item 8.01 Other Events.

On June 10, 2020, we issued a press release announcing that we have entered into definitive agreements with institutional investors to purchase an aggregate of 10,000,000 of our common shares at a price of US$2.00 per share for gross proceeds of US$20,000,000 (the “Offering”). The Offering was priced “at market” under the rules of the Nasdaq Global Select Market. The closing of the Offering is expected to take place on or about June 12, 2020, subject to satisfaction of customary closing conditions.

A copy of the press release is attached as Exhibit 99.1 hereto.

The information in this Report of Foreign Private Issuer on Form 6-K and the exhibits hereto are incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

Exhibits

Exhibit No.	Exhibit

10.1	Placement Agency Agreement, dated June 10, 2020, by and among Electrameccanica Vehicles Corp. and Roth Capital Partners, LLC
10.2	Form of Securities Purchase Agreement
10.3	Form of Lock-Up Agreement
99.1	Press release dated June 10, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: June 10, 2020	By:	/s/ Baljinder K. Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer, Secretary and a Director